UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

AGILITI, INC.

(Name of the Issuer)

Agiliti, Inc.

THL Agiliti LLC

Apex Intermediate Holdco, Inc.

Thomas H. Lee Equity Fund VIII, L.P.

Thomas H. Lee Parallel Fund VIII, L.P.

THL Executive Fund VIII, L.P.

THL Fund VIII Coinvestment Partners, L.P.

THL Equity Fund VIII Investors (Agiliti), L.P.

FS Sponsor LLC

THL Holdco, LLC

Thomas H. Lee Advisors, LLC

Thomas H. Lee Partners, L.P.

THL Equity Advisors VIII, LLC

THL Managers VIII, LLC

StepStone H Opportunities Fund, L.P.

StepStone Capital Partners IV, L.P.

StepStone Capital Partners IV Offshore Holdings, L.P.

StepStone Capital Partners IV Europe Holdings SCSP

StepStone K Strategic Opportunities Fund III, L.P.

StepStone KF Private Equity Fund II, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone P Opportunities Fund, L.P.

Sunstone PE Opportunities Fund, LLC

StepStone H (GP), LLC

StepStone Group LP

StepStone Group Holdings LLC

StepStone Capital IV (GP), LLC

StepStone K Opportunities (GP), LLC

StepStone Partners, L.P.

StepStone KF (GP), LLC

StepStone Maple (GP), LLC

StepStone P (GP), LLC

Thomas J. Leonard

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848J104

(CUSIP Number of Class of Securities)

Agiliti, Inc.

Lee Neumann

Executive Vice President and General Counsel

11095 Viking Drive, Suite 300

Eden Prairie, MN 55344

(952) 893-3200

Thomas J. Leonard

c/o Agiliti, Inc.

Lee Neumann

Executive Vice President and
General Counsel

11095 Viking Drive, Suite 300

Eden Prairie, MN 55344

(952) 893-3200

THL Agiliti LLC

Apex Intermediate Holdco, Inc.

Thomas H. Lee Equity Fund VIII, L.P.

Thomas H. Lee Parallel Fund VIII, L.P.

THL Executive Fund VIII, L.P.

THL Fund VIII Coinvestment Partners, L.P.

THL Equity Fund VIII Investors (Agiliti), L.P.

FS Sponsor LLC

THL Holdco, LLC

Thomas H. Lee Advisors, LLC

Thomas H. Lee Partners, L.P.

THL Equity Advisors VIII, LLC

THL Managers VIII, LLC

c/o Thomas H. Lee Partners, L.P.

Shari Wolkon

Managing Director and General Counsel

Thomas H. Lee Partners, L.P.

100 Federal Street

Boston, MA 02110

(617) 227-1050

StepStone H Opportunities Fund, L.P.

StepStone Capital Partners IV, L.P.

StepStone Capital Partners IV Offshore Holdings, L.P.

StepStone Capital Partners IV Europe Holdings SCSP

StepStone K Strategic Opportunities Fund III, L.P.

StepStone KF Private Equity Fund II, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone Maple Opportunities Fund, L.P.

StepStone P Opportunities Fund, L.P.

Sunstone PE Opportunities Fund, LLC

StepStone H (GP), LLC

StepStone Group LP

StepStone Group Holdings LLC

StepStone Capital IV (GP), LLC

StepStone K Opportunities (GP), LLC

StepStone Partners, L.P.

StepStone KF (GP), LLC

StepStone Maple (GP), LLC

StepStone P (GP), LLC

Andrew Bratt

Deputy General Counsel, Private Equity

4225 Executive Square, Suite 1600

La Jolla, CA 92037

(858) 558-9700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Michael J. Aiello Sachin Kohli Weil, Gotshal & Manges LLP 767 5th Avenue New York, NY 10153 Telephone: (212) 310-8000	Will M. Shields Craig Marcus Scott Abramowitz Ropes & Gray LLP 800 Boylston Street Boston, MA 02199 (617) 951-7802

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, (as originally filed on March 12, 2024, and subsequently amended on April 11, 2024 and April 15, 2024), together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Agiliti, Inc., a Delaware corporation (“Agiliti” or the “Company”), the issuer of the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Agiliti that are the subject of the Rule 13e-3 transaction, (b) Apex Intermediate Holdco, Inc., a Delaware corporation (“Parent”), (c) THL Agiliti LLC, a limited liability company organized under the laws of the state of Delaware (the “THL Agiliti Stockholder”), (d) Thomas H. Lee Equity Fund VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“THL Equity VIII”), (e) Thomas H. Lee Parallel Fund VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Parallel Fund VIII”), (f) THL Executive Fund VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Executive Fund VIII”), (g) THL Fund VIII Coinvestment Partners, L.P., a limited partnership organized under the laws of the state of Delaware (“Coinvestment VIII”), (h) THL Equity Fund VIII Investors (Agiliti), L.P., a limited partnership organized under the laws of the state of Delaware (“THL Agiliti VIII”), (i) FS Sponsor LLC, a limited liability company organized under the laws of the state of Delaware (“FS Sponsor”), (j) THL Holdco, LLC (“Holdco”) a limited liability company organized under the laws of the state of Delaware, (k) Thomas H. Lee Advisors, LLC, a limited liability company organized under the laws of the state of Delaware (“THL Advisors”), (l) Thomas H. Lee Partners, L.P., a limited partnership organized under the laws of the state of Delaware (“THL Partners”), (m) THL Equity Advisors VIII, LLC, a limited liability company organized under the laws of the state of Delaware (“Equity Advisors”), (n) THL Managers VIII, LLC a limited liability company organized under the laws of the state of Delaware (“THL Managers VIII”, and together with THL Agiliti Stockholder, THL Equity VIII, Parallel Fund VIII, Executive Fund VIII, Coinvestment VIII, THL Agiliti VIII, FS Sponsor, Holdco, THL Advisors, THL Partners and Equity Advisors, the “THL Entities”), and (o) StepStone H Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (p) (“StepStone H Opportunities”), (q) StepStone Capital Partners IV, L.P. is a limited partnership organized under the laws of the state of Delaware (“StepStone Capital IV”), (r) StepStone Capital Partners IV Offshore Holdings, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Offshore IV”), (s) StepStone Capital Partners IV Europe Holdings SCSP is a special limited partnership organized under the laws of the Luxembourg (“StepStone Europe”), (t) StepStone K Strategic Opportunities Fund III, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone K Opportunities”), (u) StepStone KF Private Equity Fund II, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone KF”), (v) StepStone Maple Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Maple”), (w) StepStone Maple Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Maple Opportunities”), (x) StepStone P Opportunities Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands (“StepStone Opportunities”), (y) Sunstone PE Opportunities Fund, LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone PE Opportunities”), (z) StepStone H (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone H”), (aa) StepStone Group LP is a limited partnership organized under the laws of the state of Delaware (“StepStone Group”), (bb) StepStone Group Holdings LLC a limited liability company organized under the laws of the state of Delaware (“StepStone Group Holdings”), (cc) StepStone Capital IV (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone Capital IV”), (dd) StepStone K Opportunities (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone K Opportunities (GP)”), (ee) StepStone Partners, L.P. is a limited partnership organized under the laws of the state of Delaware (“StepStone Partner”), (ff) StepStone KF (GP), LLC is a limited liability company organized under the laws of the Cayman Islands (“StepStone KF”), (gg) StepStone Maple (GP), LLC is a limited liability company organized under the laws of the state of Delaware (“StepStone Maple (GP)”), (hh) StepStone P (GP), LLC is a limited liability company organized under the laws of the Cayman Islands (“StepStone (GP)”, and together with StepStone H Opportunities, StepStone Capital IV, StepStone Offshore IV, StepStone Europe, StepStone K Opportunities, StepStone KF, StepStone Maple, StepStone Maple Opportunities, StepStone Opportunities, StepStone PE Opportunities, StepStone H, StepStone Group, StepStone Group Holdings, StepStone Capital IV, StepStone K Opportunities (GP), StepStone Partner, StepStone KF, and StepStone Maple (GP), the “StepStone Entities,” and each a “StepStone Entity”) and (ii) Thomas J. Leonard, a natural person. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated February 26, 2024 (the “Merger Agreement”), by and among Agiliti, Parent and Apex Merger Sub, Inc. a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, on May 7, 2024, Merger Sub merged with and into Agiliti, with Agiliti continuing as the surviving corporation (“Surviving Corporation” and such merger, the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On April 15, 2024, Agiliti filed a notice of written consent and appraisal rights and definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act and the accompanying Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in this Final Amendment, including the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) and (d) Source of Funds; Conditions; Borrowed Funds. Item 10(a), Item 10(b) and Item 10(d) are hereby amended and supplemented by adding the following language:

Concurrently with the filing of this Final Amendment, Agiliti is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”), which is incorporated by reference herein as Exhibit (a)(2). Item 1.01 of the Form 8-K is hereby incorporated by reference into this Item 10.

ITEM 15.	ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On May 7, 2024, Agiliti and Parent filed a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, Agiliti became a subsidiary of Parent.

Upon consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock, $0.0001 par value per share of the Company,. (the “Shares” and each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned directly or indirectly by THL Agiliti LLC (the “Significant Company Stockholder”), Parent or Merger Sub or any of their respective subsidiaries (each such Share referred to in clause (i), a “Significant Company Stockholder Share” and, collectively, the “Significant Company Stockholder Shares”), (ii) certain Shares (“Rollover Shares”) held by Thomas J. Leonard (the “Rollover Stockholder”) who agreed to roll over a certain portion of his Rollover Shares and/or restricted stock units (“RSUs” and together with the Rollover Shares, the “Retained Equity Interests”) into equity of the Surviving Corporation or a newly formed parent entity of the Surviving Corporation or Parent in lieu of the treatment of such Retained Equity Interests under the Merger Agreement, (iii) Shares owned by the Company as treasury stock and (iv) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (“Dissenting Stockholders”)), was converted into the right to receive $10.00 per Share in cash, without interest thereon (the “Merger Consideration”).

The Significant Company Stockholder Shares that were issued and outstanding immediately prior to the Effective Time were converted into an equal number of shares of common stock, par value $0.0001, of the Surviving Corporation and remain outstanding.

The Retained Equity Interests comprised of Rollover Shares held by the Rollover Stockholder issued and outstanding immediately prior to the Effective Time were converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

The Retained Equity Interests comprised of RSUs were “rolled-over” into restricted stock units subject to the same terms and conditions that applied to the corresponding RSUs prior to the Closing (other than for any such terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for such other administrative or ministerial changes that are reasonable and made in good faith in connection with the administration of such award following the Effective Time) which restricted stock units will, upon vesting, be settled in shares of the Surviving Corporation or a newly formed parent entity of the Company or Parent.

Each Share owned by the Company as treasury shares issued and outstanding immediately prior to the Effective Time, was cancelled without payment of any consideration therefor and has ceased to exist.

Each Share held by a Dissenting Stockholder has ceased to be outstanding, was cancelled without payment of any Merger Consideration therefor, and was automatically converted into the right to receive the appraised value of such dissenting Share in accordance with the provisions of Section 262 unless such holder fails to comply with the procedures described in Section 262 of the Delaware General Corporation Law or effectively withdraws or otherwise loses such holder’s rights to receive payment under Section 262 of the Delaware General Corporation Law, in which case they will receive the Merger Consideration.

Pursuant to the Merger Agreement, except as otherwise agreed by Parent and the applicable holder thereof and other than with respect to the Rollover RSUs, at the Effective Time, each outstanding and unexercised option (an “Option”) to purchase Shares (other than rights to purchase Shares under the Company’s Employee Stock Purchase Plan) granted under the Agiliti, Inc. Amended and Restated 2018 Omnibus Incentive Plan, the 2007 Stock Option Plan of Agiliti Holdco, Inc. or the Agiliti Holdco, Inc. 2018 Executive Management Stock Option Plan (each, a “Company Stock Plan”), each award of time-based RSUs granted under a Company Stock Plan, award of performance restricted stock units granted in 2021 under a Company Stock Plan (a “2021 Performance Restricted Stock Unit”), and award of performance restricted stock units granted in 2022 or 2023 under a Company Stock Plan (a “2022/2023 Performance Restricted Stock Unit”) received the following treatment:

•

each Option, whether or not vested, that was not an Underwater Option (defined below) (an “In-the-Money Option”) was terminated and cancelled in exchange for the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding taxes, equal to (1) the number of Shares underlying the In-the-Money Option immediately prior to the Effective Time, multiplied by (2) an amount equal to the excess of the Merger Consideration over the applicable exercise price of such In-the-Money Option.

•	each Option with an exercise price that is equal to or greater than the Merger Consideration (each, an “Underwater Option”) was terminated and cancelled with no payment due to the holder thereof.

•

each unvested and outstanding RSU remains issued and outstanding and generally subject to the same terms and conditions as those that applied immediately prior to the Effective Time, except that: (i) RSUs held by each employee of the Company or its subsidiaries who is employed immediately prior to the Closing and continues to remain employed with the Company or its subsidiaries following the Closing (each, a “Continuing Employee”) at or above the level of “Vice President” will be settled in Shares or other equity interests in the Company or one of its affiliates, as determined by the board of directors of Parent or its applicable affiliate (the “Parent Board”) in its sole discretion, with applicable withholding taxes satisfied through net share settlement; and (ii) RSUs held by all other grantees will be settled in cash based on the fair market value of a share of stock or other equity interest in the Company or one of its affiliates as determined by the Parent Board in its sole discretion.

•

each outstanding vested RSU was terminated and cancelled in exchange for the right to receive a lump sum cash payment, without interest thereon and subject to applicable withholding taxes, equal to (i) the number of Shares subject to the RSUs, multiplied by (ii) $10.00.

•

to the extent that the 2021 Performance Restricted Stock Units were outstanding or payable as of immediately prior to the Effective Time, except as otherwise provided under the Merger Agreement, such award was fully vested and was terminated and cancelled in exchange for the right to receive a cash payment, without interest thereon and subject to applicable withholding taxes, equal to (i) the number of Shares subject to such 2021 Performance Restricted Stock Unit that were earned under the terms of such 2021 Performance Restricted Stock Unit based on the actual level of achievement (as determined by the compensation committee of the board of directors of the Company in accordance with the applicable Company Stock Plan and award agreement evidencing such awards), multiplied by (ii) $10.00.

•

each 2022/2023 Performance Restricted Stock Unit that was outstanding or payable as of immediately prior to the Effective Time remains issued and outstanding and generally subject to the same terms and conditions (including with respect to time-and performance-based vesting conditions and settlement terms) as those that applied immediately prior to the Effective Time, except: (i) any total shareholder return performance vesting conditions will no longer apply; (ii) each 2022/2023 Performance Restricted Stock Unit held by Continuing Employees at or above the level of “Vice President” will be settled in Shares or other equity interests in the Company or one of its affiliates, as determined by the Parent Board in its sole discretion, with applicable withholding taxes satisfied through net share settlement; and (iii) each 2022/2023 Performance Restricted Stock Unit held by all other grantees will be settled in cash based on the fair market value of a share of stock or other equity interest in the Company or one of its affiliates as determined by the Parent Board in its sole discretion.

On May 7, 2024, in connection with the closing of the Merger, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been consummated. The Company requested that the NYSE delist its Shares and, as a result, trading of Shares on the NYSE was suspended prior to the opening of the NYSE on May 7, 2024. The Company also requested that the NYSE file a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Shares from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act.

Additionally, the Company intends to file with the SEC a Form 15 requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

On May 7, 2024, the Company and Parent issued a joint press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K filed by the Company on May 7, 2024, and is incorporated by reference herein as Exhibit (a)(3).

ITEM 16.	EXHIBITS

Exhibit No.

(a)(1)	Definitive Information Statement of Agiliti, Inc., incorporated herein by reference to the Information Statement.

(a)(2)	Current Report on Form 8-K, filed on May 7, 2024 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2024).

(a)(3)	Press Release, dated May 7, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 7, 2024 and incorporated herein by reference).

(b)(1)	Amended and Restated Credit Agreement, dated as of May 1, 2023, by and among Agiliti Health, Inc., as borrower, Agiliti Holdco, Inc., as holdings, the subsidiaries of the borrower from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, including any schedules and exhibits attached thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 2, 2023).

(b)(2)	Receivables Financing Agreement, dated as of February 14, 2024, by and among Agiliti Receivables LLC, Agiliti Health, Inc., MUFG Bank, Ltd., and the group agents and lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2024).

(b)(3)+	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of May 7, 2024, by and among Agiliti Health, Inc., as borrower, Agiliti Holdco, Inc., as holdings, the subsidiaries of the borrower from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, including any schedules and exhibits attached thereto.

(c)(1)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Agiliti, Inc. dated February 25, 2024, incorporated herein by reference to Annex B to the Information Statement.

(c)(2)*	Discussion materials prepared by Centerview Partners LLC, dated October 13, 2023, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(3)*	Discussion materials prepared by Centerview Partners LLC, dated October 23, 2023, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated October 26, 2023, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC, dated February 2, 2024, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(6)*	Discussion materials prepared by Centerview Partners LLC, dated February 18, 2024, for the Special Committee of the Board of Directors of Agiliti, Inc.

(c)(7)*	Discussion materials prepared by Centerview Partners LLC, dated February 25, 2024, for the Special Committee of the Board of Directors of Agiliti, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of February 26, 2024, by and among Agiliti, Inc., Apex Intermediate Holdco, Inc. and Apex Merger Sub, Inc., incorporated herein by reference to Annex A to the Information Statement.

(d)(2)*	Rollover Commitment Letter, dated as of February 26, 2024, by and between Thomas Leonard and Intermediate Holdco, Inc.

(d)(3)*	Equity Commitment Letter, dated February 26, 2024, by and among Apex Intermediate Holdco, Inc. and the Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., StepStone H Opportunities Fund, L.P., StepStone Capital Partners IV, L.P., StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partner IV Europe Holdings SCSp, StepStone K Strategic Opportunities Fund III, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P. and Sunstone PE Opportunities Fund, LLC.

(d)(4)*	Limited Guaranty, dated February 26, 2024, by and among and the Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P., StepStone H Opportunities Fund, L.P., StepStone Capital Partners IV, L.P., StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partner IV Europe Holdings SCSp, StepStone K Strategic Opportunities Fund III, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P., Sunstone PE Opportunities Fund, LLC and Agiliti, Inc.

(d)(5)	Amended and Restated Registration Rights Agreement, dated as of April 27, 2021, by and among Agiliti, Inc., THL Agiliti LLC, Thomas J. Leonard and the individuals listed therein (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2021).

(d)(6)	Amended and Restated Director Nomination Agreement, dated as of April 26, 2021, by and among Agiliti, Inc. and THL Agiliti LLC (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2021).

(d)(7)*	Waiver to the Amended and Restated Director Nomination Agreement, dated as of April 26, 2021, by and among Agiliti, Inc. and THL Agiliti LLC, dated February 20, 2024.

(d)(8)	Tax Receivable Agreement, dated as of January 4, 2019, by and among Agiliti Holdco, Inc., IPC/UHS, L.P., solely in the capacity of the Stockholders’ Representative, and each of the successors and assigns thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on January 10, 2019).

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Information Statement.

107*	Filing Fee Table

*	Previously filed with the Schedule 13E-3 filed with the SEC on March 12, 2024
+	To be filed herewith

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 7, 2024

AGILITI, INC.

/s/ Thomas J. Leonard
Name: Thomas J. Leonard
Title: Chief Executive Officer

APEX INTERMEDIATE HOLDCO, INC.

/s/ Megan Preiner
Name: Megan Preiner
Title: Secretary and Treasurer

THL AGILITI LLC

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE EQUITY FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE PARALLEL FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL EXECUTIVE FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL FUND VIII COINVESTMENT PARTNERS, L.P.

By: Thomas H. Lee Partners, L.P.
Its: General Partner

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL EQUITY FUND VIII INVESTORS (AGILITI), L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

FS SPONSOR LLC

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL HOLDCO, LLC

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE ADVISORS, LLC

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THOMAS H. LEE PARTNERS, L.P.

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL EQUITY ADVISORS VIII, LLC

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

THL MANAGERS VIII, LLC

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Joshua M. Nelson
Name: Joshua M. Nelson
Title: Managing Director

STEPSTONE H OPPORTUNITIES FUND, L.P.

By: StepStone H (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL PARTNERS IV, L.P.

By: StepStone Capital IV (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.

By: StepStone Capital IV (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP

By: StepStone Group LP, its portfolio manager
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.

By: StepStone K Opportunities (GP), LLC, its general partner
By: StepStone Partners, L.P., its sole member
By: StepStone Group LP, its general partner
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE KF PRIVATE EQUITY FUND II, L.P.

By: StepStone KF (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.
[in respect of its underlying limited partner GCUT]

By: StepStone Maple (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.
[in respect of its underlying limited partner UTMT]

By: StepStone Maple (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE P OPPORTUNITIES FUND, L.P.

By: StepStone P (GP), LLC, its general partner
By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

SUNSTONE PE OPPORTUNITIES FUND, LLC

By: StepStone Group LP, its manager
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE H (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE GROUP LP

By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE GROUP HOLDINGS LLC

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE CAPITAL IV (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE K OPPORTUNITIES (GP), LLC

By: StepStone Partners, L.P., its sole member
By: StepStone Group LP, its general partner
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE PARTNERS, L.P.

By: StepStone Group LP, its general partner
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE KF (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE MAPLE (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

STEPSTONE P (GP), LLC

By: StepStone Group LP, its sole member
By: StepStone Group Holdings LLC, its general partner

/s/ Andrew Bratt
Name: Andrew Bratt
Title: Deputy General Counsel

THOMAS J. LEONARD

/s/ Thomas J. Leonard
Name: Thomas J. Leonard